BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

05011685

FILE No. 82-5176

August 9, 2005

SUPPL

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of the 64th Ordinary General Meeting of Shareholders (dated June 10, 2005);
- Notice of Resolutions of the 64th Ordinary General Meeting of Shareholders (dated June 29, 2005);
- Notice of Delisting of the Shares of Nippon Broadcasting System, Incorporated (dated June 27, 2005);
- Notice of Termination of Loan for Consumption of the Company's Shares Between Nippon Broadcasting System, Incorporated and SOFTBANK INVESTMENT CORPORATION (dated June 30, 2005) and
- Notice of Change in Major and Largest Shareholder (dated June 30, 2005).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Excerpt translation)

To the Shareholders:

June 10, 2005

NOTICE OF THE 64TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 64th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing or by an electronic method even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company or exercise your voting rights via the Internet (http://www.it-soukai.com). When you exercise your voting rights via the Internet, please be sure to read the "Information on the Exercise of Voting Rights via the Internet" attached herewith.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

1. Date and hour:

June 29 (Wednesday), 2005, 10:00 a.m.

2. Place:

Tokyo International Exhibition Center (Tokyo Big Sight),
West Exhibition Hall 1
21-1, Ariake 3-chome, Koto-ku, Tokyo

3. Matters forming the objects of the meeting:

Matters to be reported:

1. Report on the business report, balance sheet and statement of income for the 64th business year (from April 1, 2004 to March 31, 2005)

2. Report on the consolidated balance sheet and consolidated statement of income for the 64th business year (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 64th business year by the account auditors and the Board of Statutory Auditors

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 64th business year

Proposition No. 2: Amendment to the Articles of Incorporation

The summary of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.

Proposition No. 3: Election of 18 Directors

Proposition No. 4: Election of one Statutory Auditor

Proposition No. 5: Granting of retirement gratuities to the retiring Directors

- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2004 to March 31, 2005)

I. Outline of business activities:

1. Development and results of business activities of the Fuji Television Group:

Although the Japanese economy generally remained on a path toward recovery during the business year under review, signs of a deceleration surfaced in the second half of the business year owing to the situation in Iraq, Palestine and other parts of the Middle East, a global slump in IT demand, an upturn in oil prices and appreciation in the yen. The Cabinet Office's *Monthly Economic Report* commented that the Japanese economy had been steadily recovering through October 2004. From November, the report noted that there were weak movements in some sectors and then noted that the tone of the recovery had become more subdued. In addition, corporate earnings showed considerable improvement across the board with sustained increases in capital investment, despite slowing growth in consumer spending.

Against this backdrop, the recovery in the television advertising market that started in the second half of the business year under review gained additional momentum. According to Dentsu Inc.'s *Advertising Expenditures in Japan 2004,* spending on television advertising amounted to ¥2,043.6 billion, up 4.9% year on year and rising for the second consecutive year, buoyed by the Athens Olympics and other drivers of the digital boom and extraordinary demand propelled by sweltering summer weather.

Amid this economic environment, we worked aggressively to expand our core Television Broadcasting business as well as our Broadcasting-related Business, Direct Marketing, and Other Businesses. Consolidated net sales for the Group rose 4.6% year on year to ¥476,733 million. However, net income declined 7.6% year on year to ¥22,845 million.

The Television Broadcasting segment reflects the earnings of the Company. We earned a "triple crown" in viewer ratings for the first time in 12 years by capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), and all-day (06:00-24:00) slots, thanks again to the support of our viewership. As a result, revenues in our mainstay broadcasting operations rose 5.0% year on year to ¥376,039 million, reaching an all-time high.

In network time advertising sales, advertising sales of regular programming was up year on year owing to comparatively steady sales following a realignment of our programming in April and October 2004. Sales of one-off programming climbed substantially on the back of the Athens Olympics in the first half and an increase in the number of night professional baseball games broadcast. We also recorded a year-on-year rise in sales in the second half

thanks to the contributions of the "*Tokyo International Marathon*" and the "*International Chiba Ekiden*" as well as year-end/New Year's programming, despite the lack of a showcase major sporting event like "*World Cup Volleyball 2003*" in the previous business year. All told, network time sales rose 2.5% year on year to ¥133,905 million, reaching an all-time high.

In local time advertising sales, sales of regular programming were relatively firm and one-off sales of programming such as "*24 -TWENTY FOUR,* Season I" (in April), "*24-TWENTY FOUR* - Season II" (in October) and year-end/New Year's programming helped boost sales over the previous year's performance. As a result, local time sales rose 1.9% year on year to ¥22,041 million.

Spot advertising sales climbed 13.3% year on year and reached a record high. Efficient slot management was rewarded with an expansion in market share. We were successful in expanding our markets owing to brisk sales during the business year to makers of such home electronic products (digital consumer electronic products) as plasma and LCD TVs and hard disk and DVD recorders, real estate and housing equipment, apparel and household sundries, cosmetics and toiletries, and beverages. In addition, we succeeded in acquiring advertisers such as movie and music CD industries targeting age groups of teens (13-19 years old), "F1" (20-34 year-old females) and "M1" (20-34 year-old males) and our sales jumped much higher than those of our rival broadcasters. As a result, spot advertising sales rose 13.3% year on year to ¥140,641 million, reaching a all-time high.

Among non-advertising revenues in the Television Broadcasting segment, we scored major hits with such movies as "*Umizaru*", "*NIN X NIN Ninja Hattori-kun The Movie*", and "*Swing Girls*". In addition, Cirque du Soleil's *Alegria 2 Japan Tour*—which is still running as of this writing—has been very well received and sales in our rights business have been strong thanks to DVD sales of "*The Great White Tower*" and "*Water Boys 2*" and other titles such as "*Hanerucchi*" games for mobile phones. That said, revenues declined 4.1% year on year to ¥51,018 million, falling short of the record revenues of the previous business year, which were driven by the mega-hit movie "*Bayside Shakedown The Movie 2*".

The segment of our Broadcasting-related Businesses consists of subsidiaries involved in program production, engineering, set design and other activities. Subsidiaries were successful in expanding programming-related sales, increasing sales from areas other than programming, such as events and winning customers from outside the Group and at the same time worked to cut costs as a percentage of sales. Consequently, Broadcasting-related Business sales amounted to ¥49,683 million (up 5.9% year on year). Kyodo Television, Ltd. and other programming production companies are focusing on the secondary use of programming as a source of revenues from copyrights. They are conducting sales activities with an aim to improve their earnings.

The segment of our Direct Marketing consists principally of Dinos Inc., which has played a key role in the Group: its sales account for more than 40 % of the aggregate sales of the whole subsidiaries of the Company. While personal spending is currently firm, consumers continue to be exceptionally demanding with respect to value for money. Despite this trend,

the direct marketing industry enjoys strong sales through dedicated television shopping channels and direct sales over the Internet. Industry-wide sales reached ¥2,790.0 billion during the business year ended March 31, 2004 (source: Japan Direct Marketing Association) and sales overall remain on an upward trajectory.

Our Direct Marketing segment posted a 1.9% rise year on year in sales to ¥68,366 million thanks to an increase in Dinos' catalog sales primarily of health and beauty products.

In our Other Businesses, results in this segment were mixed. Software developer Fujimic Inc. saw major orders from the Company run their course but was able to increase sales from external sources and posted earnings near the record posted in the previous business year. On the other hand, Fuso Publishing, Inc. posted a sizeable loss as a slump in sales of magazines and books was compounded by an extraordinary loss owing to the collapse of one of its business partners. As a result, sales rose 1.4% year on year to ¥30,431 million.

As to operating expenses, the Group, with the mindset of a "digital content factory", is working to fortify its content creation capabilities to be a winner in the digital multimedia age in the 21st century, while managing its budget more efficiently. However, our customer strategy inflated costs in the Direct Marketing Business and Fuso Publishing Inc. posted an operating loss due to a slump in sales of magazines and books in the Other Businesses. Thus, consolidated operating income and consolidated recurring profit amounted to ¥43,581 million (a 1.1% decrease from the previous business year) and ¥44,478 million (a 2.4% decrease), respectively.

Among equity-method affiliates, Pony Canyon, Inc. enjoyed brisk sales of DVDs and thus saw profits grow considerably, while losses narrowed at Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.). Other affiliates posted comparatively strong performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥657 million, up 10.0% year on year.

As to special loss, Fuso Publishing, Inc. registered a loss of ¥3,152 million in relation to the collapse of one of its business partners by transfer to allowance for doubtful accounts or otherwise. As a result, consolidated net income was adversely affected, amounting to ¥22,845 million (a 7.6% decrease from the previous business year).

As to its corporate organization, in July 2004, the Company established a "Mobile Content Department" with the aim of improving its content for mobile phones. The Company, which have focused its efforts on expanding non-broadcasting revenues, will continue to develop profit-earning new businesses, including its organization, aggressively and flexibly.

Furthermore, to fulfill our social commitments imposed on any key media and strengthen its corporate governance systems, the Company will exert its efforts to establish an internal system that may ensure higher corporate compliance and transparency of management.

The Company regards the paying out of profits to its shareholders as one of the management's primary objectives and adopts a fundamental policy to pay dividends commensurate with its performance while aggressively making investment in equipment and content and entering

new fields of business to respond to changes in the broadcasting industry.

Decisions regarding the appropriate payment of dividends for a business year are based on a comprehensive review of the Company's business results during the year, the forecasts of business results for the next business years, the need for internal reserves, changes in the values of the Company's stock and other factors. During the business year under review, we worked hard to implement our capital and financial strategies and generate returns for our shareholders. To link our earnings for the business year with our dividend payout, management proposes to pay a year-end dividend of ¥4,400 per share, which combined with our interim dividend, will bring the annual dividend to ¥5,000 per share.

2. TV Broadcasting activities:

<Broadcasting activities>

With the advent of a full-fledged multi-channel and multimedia era resulting from digitalization, the Company, which has regarded the improvement of content as a trump for its expansion, has endeavored to accurately comprehend diversifying interests of viewers and produce programs with flexibility and agility and send out reliable information in its core broadcasting business, and thus gained high popularity among a wide range of generations.

In its drama programming, its serial dramas, including "*To the One I Love*", "*Water Boys 2*", "*Last Christmas*", "*Ooku Chapter I*" and "*Emergency Room 24 hours*", gained high viewer ratings. Its one-shot dramas, such as "*9·11*", "*Dr. Coto's Clinic 2004*" and "*Kaikyo o Wataru Violin*", won high evaluations from viewers. These achievements have contributed to improving the Company's brand image: "Fuji TV, the maker of dramas".

In its variety programming, its regular programs gained support from viewers steadily. Hit programs, such as "*SMAP X SMAP*", "*The Fountain of Trivia*", "*Sui 10!* (Wed 10)", "*Quiz $ Millionaire*", "*Kiseki Taiken! Unbelievable* (Miracle Escape - S.O.S.)" and "*Mecha 2 Iketerru!*", have continued to gain high viewer ratings constantly since the previous business year. In addition, new programs, such as "*Nonai Este IQ Suppli*", which started in April 2004 and "*Shiawase-tte Nanda-kke*", which started in October 2004, have grown up into new main programs.

In its information providing programming, the sequent programs of "*Mezamashi TV*" and "*Toku-Dane*!" have continued to be in good form during the business year under review. Specifically, "*Toku-Dane*!" has earned the highest monthly viewer ratings during its airtime for more than four consecutive years. In addition, "*What's !? Nippon*" has registered its highest viewer rating since its launch. Thus, the regular programs have proved popular. Furthermore, the nationwide release of the Company's first documentary movie "*HARUKO*", which originated from "*The Nonfiction*", has gained topicality. "Doyo Wide Hanryu Hour Kantame", production collaborative with Munhwa Broadcasting Corporation (MBC) of South Korea, has helped trigger a Korean boom and gained high viewer ratings.

In its news programming, "*Super News*" has gained the highest annual viewer rating among

the private broadcasters for three consecutive years. In March 2005, the Company was the only private broadcaster that succeeded in holding an exclusive interview with the U.S. Secretary of State Ms. Rice who paid her first visit to Japan. Furthermore, in "*Hodo 2001*", the Company successfully invited the former U.S. Secretary of State Mr. Powell to appear live for a long stretch of time. Thus, the brand image of "Fuji TV news reporting" has been much enhanced. As to one-shot programs, the Company produced topical programs, such as the "*Miracle of the Earth for 4.5 Billion Years*" series, which won the Company an award of excellence in the cultural education category of the 2004 Awards of the National Association of Commercial Broadcasters in Japan, and the "*Genius of the Century Da Vinci: The Greatest Mystery and the Code of Secrecy*".

In its sports programming, the Company broadcasted a series of major sport events during the business year under review. In May 2004, the "*Athens Olympics Volleyball Female World Final Preliminaries: Japan vs. South Korea*" recorded a viewer rating of 31.9%. In addition, the "*Athens Olympics*", "*F1 Grand Prix*", "*PRIDE Otoko Matsuri*", "*Tokyo International Marathon*", "*World Figure Skating Championship*", etc. have generated publicity and earned high viewer ratings.

<Other activities>

In its filmmaking business, "*Umizaru*", "*NIN X NIN Ninja Hattori-kun The Movie*", "*Swing Girls*" and "*Kung Fu Hustle*" were smash hits, recording box-office revenues of approximately ¥2 billion, respectively.

In its event promotion business, the Company has utilized its accumulated experience to hold events in various categories, including "*O-Daiba Boken-Oh* (Odaiba Adventure Land)" with 4,220,000 visitors, which were more than those in 2003, Cirque du Soleil's "*Alegria 2 Japan Tour*" with 320,000 audiences in Tokyo —which is still running as of this writing, "*The Rock Odyssey*", "*Berlin Philharmonic Orchestra Japan Tour*" and "*New York Guggenheim Museum Exhibition*".

In its rights business, sales of products originating from the Company's popular programs, including DVD videos of old and new contents, such as animation "*Dragon Ball*" in its earlier series and mid-night drama "*Engisha*", and "*Hanerucchi*" game for mobile phones relating to variety program "*Haneru no Tobira*".

In its overseas program marketing business, sales of programs in Asia were strong. Specifically, in mainland China, which Company regards as its strategic market, broadcasting of the whole "*Kita no Kuni kara* (From the Northern Country)" series and sales of the format of "*The Fountain of Trivia*" were popular. The Company has promoted joint production of "*The 101th Proposal*" with Chinese and Korean production companies and cooperation with China Central Television to expand business. In the U.S. market, to follow the success of "*Ryori no Tetsujin* (Iron Chef)", which has continued to smash records of viewer ratings, the Company has concluded a contract to produce an American-style "*The Fountain of Trivia*", which is raising hopes.

3. Capital investment and fund-raising by the Group:

Capital investment during the business year under review totaled ¥24,559 million, which was spent principally on lands for the construction of new studios in the TV broadcasting business. The requisite capital was all covered by the funds raised by the public offering of new shares and the issuance of new shares by allocation thereof to a third party during the previous business year.

In February 2005, the Company raised funds of ¥80,000 million by the issuance of convertible bonds-type bonds with stock acquisition rights. Part of the net proceeds from the issuance of the bonds was appropriated to funds for takeover bids for the shares of Nippon Broadcasting System, Incorporated made for the period from January 18 to March 7, 2005.

4. Future challenges to the Group:

The Group, with the mindset of a "digital content factory", is working to realize its goal of fortifying its content creation capabilities in the digital age. Content forms the heart of media. Without strong content, it is impossible to develop media. To this end, we will continue to raise content creation skills by developing our capabilities in high-definition programming, data transmission and broadcasting for mobile terminals. With such objectives in mind, in March 2005 we began construction of the Rinkai Fukutoshin Studios (provisional name) in Koto-ku, Tokyo, as a joint project with Nippon Broadcasting. Scheduled for completion in April 2007, the studios will concentrate the Group's content creation know-how and function as a true "digital content factory."

The advent of multimedia and multi-channel services and services that utilize telecommunications infrastructures are dramatically reshaping the competitive landscape in Japan's broadcasting industry. Successive relaxation and removal of regulations are adding impetus to these developments. Against this backdrop, terrestrial digital broadcasting commenced in December 2003. Terrestrial digital broadcasts began initially over a limited area in the Kanto region through low-power transmissions from Tokyo Tower. In September 2004, however, output was boosted to 700W and coverage has currently been expanded to approximately 6.4 million households. Full-power service is scheduled to expand throughout the region by the end of 2005 as broadcasters are working with the government to change analog frequencies at some relay stations.

On the programming front, we will continue to equip our studios to handle high-definition programming and raise the percentage of dramas, variety shows and news and information programs that are offered in a high-definition format. At the same time, we are targeting spring 2006 for the launch of broadcasting services for mobile handsets. We anticipate that such services will enhance the appeal of digital terrestrial broadcasting since this ubiquitous service will allow viewers to receive programs anywhere and at anytime and will not only increase opportunities for viewing but also a means of providing information during emergencies. As the current analog broadcasting format is scheduled to end in 2011, we are working to promote the diffusion of terrestrial digital broadcasting.

By strengthening our program lineup and our sales activities, the Company aims to sustain a level of profitability to support both shareholder returns and investment in the future. At the same time, we will fortify our "Media Complex" structure by enhancing media such as BS and CS satellite broadcasts and our movie business, as well as rebuilding the capital relationships with our group companies. Through these endeavors to diversify revenue channels, we seek to achieve both sustained growth and improved competitiveness.

Further, we are promoting alliances (i.e., capital and business tie-ups) with firms outside the Group in the Internet and other growth areas in efforts to proactively improve earnings by expanding our business domains and stabilize our management. As one facet of these endeavors, we are allocating a portion of the funds raised through a public offering and capital increase through a third-party placement implemented in 2004 toward the establishment of a venture capital fund aimed primarily at discovering and fostering venture companies in the areas of video and music publication and other content; media-related business, and broadband businesses. In addition, in April 2005, we concluded a basic agreement with livedoor Co., Ltd. (headquarters: Shinjuku-ku, Tokyo, representative: Takafumi Horie) for a capital participation and a business tie-up with that company. The Company will underwrite a third-party share allocation by livedoor, and both companies are currently in concrete deliberations with the relevant parties toward business tie-ups in areas formed by the convergence of broadcasting and telecommunications.

The Company, while being more aware of the social commitments of key media and mass communications to maintain its functions as a lifeline, such as broadcasting on the occurrence of disasters, and deliver content as a responsible information and culture provider than ever before, as well as sincerely paying attention to viewers' opinions and taking into adequate consideration its influences on adolescents, will continue its efforts to produce programs and collect news materials based on the ethics and responsibilities of broadcasting.

Among compliance-related topics, ahead of the enforcement of the Personal Information Protection Law as of April 1, 2005, we held seminars on several occasions between September 2004 and March 2005 at the Company, its affiliates and cooperative companies to spread awareness of the law and fortify our compliance structure. In terms of our internal organization, we established a Privacy Committee and have appointed a board director to head this committee as Chief Privacy Officer. The General Manager of the General Affairs Department is responsible on the company-wide level for overseeing matters related to the protection of personal information, and a manager has been appointed in each workplace to be responsible for the administration of personal information.

5. Fundamental policies related to the Group's capital strategies:

(1) Basic attitude:

The operating environment in the Japanese broadcasting industry is being reshaped by the accelerating convergence of broadcasting and telecommunications precipitated by the rapid advance of digitalizations. To adapt to these changes, we must accurately grasp and analyze

technological innovations and market needs and build new business models not bound by pre-conceived ideas. Further, to maintain a strong position in the media industry of the 21st century, we view it critical to change into a group management structure backed by rational capital policies that allows for selectivity and focus of management resources to be executed both dynamically and efficiently. In addition, we recognize that from a capital perspective it is important to build a stable management structure over the long term in order for the Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good.

Although the Company and Nippon Broadcasting have a history of cooperation, they have managed their companies separately and, based on independent management policies and strategies, have established their respective positions as leaders in the television and radio broadcasting industries.

(2) Making Nippon Broadcasting a wholly owned subsidiary:

Based on our fundamental thinking described above, however, the Company recently decided to acquire management control over Nippon Broadcasting and subsequently decided to making the company a wholly owned subsidiary at an early juncture. Based on this view, we were able to own 36.47% of Nippon Broadcasting's shares outstanding through a tender offer implemented between January 18 and March 7, 2005. At present, we are undertaking procedures to acquire the remaining shares necessary to make Nippon Broadcasting a wholly owned subsidiary during the first half of the 65th business year. In addition, we intend to continue to realign capital and business affiliations as needed within the Group in order to execute dynamic and efficient group management after Nippon Broadcasting becomes a wholly owned subsidiary.

6. Changes in the results of business activities and assets:

(1) Changes in the results of business activities and assets of the Group

Item	61st business year April 1, 2001 - Mar. 31, 2002	62nd business year April 1, 2002 - Mar. 31, 2003	63rd business year April 1, 2003 - Mar. 31, 2004	64th business year (current year) April 1, 2004 - Mar. 31, 2005
Operating revenues (million yen)	436,902	429,004	455,945	476,733
Operating income (million yen)	45,935	37,268	44,065	43,581
Recurring profit (million yen)	44,694	37,744	45,564	44,478
Net income (million yen)	17,303	14,816	24,714	22,845
Net income per share (yen)	16,179.45	13,617.49	22,765.20	9,056.14

Total assets (million yen)	485,594	480,913	625,786	681,190
Net assets (million yen)	373,973	367,796	501,870	479,088
Net assets per share (yen)	349,681.47	351,919.49	403,094.41	203,653.65

Note 1. Effective in the 62nd business year, net assets per share and net income per share are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4).

Note 2. During the 63rd business year, the Company made capital increases by the offering of 180,000 shares to the general public in Japan and by allocation of 20,000 shares to a third party. As a result, the number of issued shares increased by 200,000 shares and common stock and additional paid-in capital increased by ¥46,436 million, respectively.

Note 3. During the 64th business year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the business year.

Note 4. During the 64th business year, the Company issued convertible bonds-type bonds with stock acquisition rights in the amount of ¥80,000 million. By the end of the business year, stock acquisition rights were converted into shares for ¥17,100 million. As a result, the total number of issued shares increased by 71,698.11 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

(2) Changes in the results of business activities and assets of the Company

Item	61st business year April 1, 2001 - Mar. 31, 2002	62nd business year April 1, 2002 - Mar. 31, 2003	63rd business year April 1, 2003 - Mar. 31, 2004	64th business year (current year) April 1, 2004 - Mar. 31, 2005
Operating revenues (million yen)	339,965	333,729	358,056	376,039
Operating income (million yen)	42,014	33,674	37,894	38,785
Recurring profit (million yen)	43,626	35,938	39,820	40,170
Net income (million yen)	18,575	13,095	21,131	21,970
Net income per share (yen)	17,368.80	12,103.22	19,535.96	8,787.00
Total assets (million yen)	430,171	426,627	561,266	664,267
Net assets (million yen)	353,299	346,375	477,887	508,053

Net assets per share (yen)	330,350.54	331,480.06	383,888.90	198,371.04

Note 1. Effective in the 62nd business year, net assets per share and net income per share are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4).

Note 2. During the 63rd business year, the Company made capital increases by the offering of 180,000 shares to the general public in Japan and by allocation of 20,000 shares to a third party. As a result, the number of issued shares increased by 200,000 shares and common stock and additional paid-in capital increased by ¥46,436 million, respectively.

Note 3. Effective in the 63rd business year, the financial statements are prepared in accordance with the amended Regulations for the Enforcement of the Commercial Code (Ministry of Justice Ordinance No. 22 dated March 29, 2002, as last amended on March 30, 2004 by Ministry of Justice Ordinance No. 23) of Japan.

Note 4. During the 64th business year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the business year.

Note 5. During the 64th business year, the Company issued convertible bonds-type bonds with stock acquisition rights in the amount of ¥80,000 million. By the end of the business year, stock acquisition rights were converted into shares for ¥17,100 million. As a result, the total number of issued shares increased by 71,698.11 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

II. Outline of the Company (as of March 31, 2005)

1. Major businesses of the Group:

The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, engineering and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The segments by business category of the Group and the services and products provided by each segment are shown below:

Segment by business category	Services and products provided
Television Broadcasting	Sales of TV broadcasting time and programming
Broadcasting-Related Businesses	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct Marketing	Direct marketing and sales of fresh flowers
Other Businesses	Temporary agency services, leasing of movables, software development, publishing, etc.

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 6,000,000 shares

(2) Total number of issued shares: 2,620,306.51 shares

Note 1. The Company implemented a two-for-one stock split as of May 20, 2004, which increased the total number of issued shares by 1,274,304.20 shares. Additionally, upon exercise of stock acquisition rights attached to convertible bonds-type bonds, the total number of issued shares increased by 71,698.11 shares. As a result, the total number of issued shares amounted to 2,620,306.51 shares.

Note 2. State of conversion of convertible bonds-type bonds with stock acquisition rights, etc.:

Description	Interest rate	Conversion price as at the end of the 64th business year	Amount of conversion into shares made during the 64th business year	Outstanding amount of bonds as at the end of the 64th business year	Conversion rate as at the end of the 64th business year	Redemption date
The 1st unsecured convertible bonds-type bonds with stock acquisition rights	No interest	¥238,500 million	¥17,100 million	¥62,900 million	21.38%	February 23, 2007

(3) Number of shareholders: 114,405 persons

(4) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	Shares	Ratio of voting rights (%)	Shares	Ratio of equity participation (%)
SOFTBANK INVESTMENT CORPORATION	353,704.00	14.14	-	-
Daiwa Securities SMBC Co., Ltd.	220,622.11	8.82	-	-
Toho Co., Ltd.	183,221.00	7.32	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	95,320.00	3.81	-	-
Nippon Cultural Broadcasting, Inc.	77,920.80	3.12	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	68,732.00	2.75		
Kansai Broadcasting	54,461.40	2.18	1,985.00	19.85

(Note) In addition to the above, the Company holds 59,671 shares of treasury stock.

3. State of employees of the Group:

(1) Number of employees of the Group

Segment by business category	Number of employees	As compared with the end of the previous business year (+ or -) (persons)
Television Broadcasting	1,367	+ 13
Broadcasting-Related Business	1,194	+ 100
Direct Marketing	315	+ 12
Other Businesses	488	+ 62
Total	3,364	+ 187

(2) Number of employees of the Company

Classification	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	1,043	+ 11	40.4	15.8
Female	324	+ 2	38.0	15.0
Total or Average	1,367	+ 13	39.8	15.6

4. State of business affiliations:

(1) State of major subsidiaries:

Name	Capital stock	Shareholding ratio (%)	Principal business
Fuso Publishing, Inc.	¥6,800 million	84.2	Publishing
Dinos Inc. (see Note)	¥2,000 million	62.0	Mail order business
Fuji Creative Corporation	¥480 million	100.0	Planning, production and sale of broadcasting programs
Fujimic Inc.	¥300 million	100.0	Information service business
Kyodo Television, Limited	¥150 million	54.4	Planning, production, technology and intermission of broadcasting programs
Fuji Art, Inc.	¥30 million	100.0	Planning and management of art and decoration for broadcasting and events

(Note) The trade name of Fujisankei Living Services, Inc. was changed to Dinos Inc. in October 2004.

(2) Development and results of business combinations during the business year under review:

As a result of takeover bids for the shares of Nippon Broadcasting System, Incorporated made for the period from January 18 to March 7, 2005, it has newly become an equity-method affiliate of the Company. Accordingly, the Company has made its equity-method affiliate Fujipacific Music Inc. and Fujipacific Music (USA) Inc. its consolidated subsidiaries. Additionally, the Company has made Fuji Music Partners, by newly establishing a voluntary partnership, and Shinko Music Publishers Co., Ltd. and Vasc, Inc. by acquiring their shares, its consolidated subsidiaries. Its consolidated subsidiaries Fuji Personnel Inc. and Japan Executive Center, Inc. have been merged into Fujisankei Personnel Inc.

As a result, the Company had 25 consolidated subsidiaries, including the above six major subsidiaries and 14 equity-method affiliates for the business year under review. The following is a summary of consolidated financial statements:

	63rd business year (April 1, 2003 - Mar. 31, 2004)	64th business year (current year) (April 1, 2004 - Mar. 31, 2005)	Comparison with the previous year
Consolidated net sales	¥455,945 million	¥476,733 million	104.6%
Consolidated net income	¥24,714 million	¥22,845 million	92.4%
Net income per share on a consolidated basis	¥22,765.20	¥9,056.14	-

(Note) During the 64th business year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the business year. For the previous business year,

net income per share if the stock split were implemented at the beginning of the previous business year is ¥11,382.60.

5. **Principal lenders:**

Not applicable.

6. **Acquisition, disposition and possession by the Company of its own shares:**

1) Acquisition of shares during the business year under review:

Not applicable.

2) Disposition or forfeiture of shares of treasury stock during the business year under review:

Not applicable.

3) Shares of treasury stock held as of March 31, 2005

Shares of common stock	59,671.00 shares

7. **State of stock acquisition rights:**

Stock acquisition rights currently issued:

Description	The 1st unsecured convertible bonds-type bonds with stock acquisition rights
Date of resolution for issuance	January 17, 2005 when the resolution was adopted at the meeting of the Board of Directors
Allottee	Daiwa Securities SMBC Co., Ltd.
Number of stock acquisition rights	800 rights
Class of shares to be issued upon exercise of the stock acquisition rights	Shares of common stock
Number of shares to be issued upon exercise of the stock acquisition rights	337,126 shares (see Note)
Issue price of a stock acquisition right	Free of charge
Period of exercise of the stock acquisition rights	February 28, 2005 to February 22, 2007
Outstanding amount of the stock acquisition rights as at the end of the 64th business year	¥62,900 million

(Note) The number of shares was calculated by dividing the issue prices of ¥80,000 million of the bonds by the conversion price of ¥237,300 at the time of the issuance thereof. The conversion price at the end of the 64th business year was ¥238,500.

8. **Principal offices of the Group:** (Translation omitted)

9. **Directors and Statutory Auditors:**

Chairman and Representative Director:	Hisashi Hieda
Vice Chairman and Director:	Kiyoshi Onoe
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Yuji Itoyama
Executive Managing Director:	Hiroshi Oto
Executive Managing Director:	Yuji Akuzawa
Executive Managing Director:	Masao Sakai
Executive Managing Director:	Chihiro Amano
Executive Managing Director:	Tsuguya Takeuchi
Executive Managing Director:	Masaki Miyauchi
Director:	Shuji Kanoh
Director:	Koh Toyoda
Director:	Yoshiaki Yamada
Director and Adviser:	Shigeaki Hazama
Director:	Michiyasu Kawauchi
Director:	Akinobu Kamebuchi
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Nobushige Wakamatsu
Director:	Michio Izuma

Director:	Takafumi Beppu
Full-time Statutory Auditor:	Shunichiro Kondo
Full-time Statutory Auditor:	Hachiro Itoh
Statutory Auditor:	Rokuro Ishikawa
Statutory Auditor:	Yusaburo Motegi

10. Amount of remuneration to account auditors, etc.:

a) Total fees paid by the Company and its consolidated subsidiaries for accounting audit services	¥48 million
b) Within the total of a) above, the amount to be paid by the Company and its consolidated subsidiaries for accounting audit services (covering audit attestation services) in accordance with Article 2, paragraph 1 of the Certified Public Accountant Law (1948 Law No. 103)	¥47 million
c) Within the total of b) above, audit fees to be paid to the Company's accounting auditors	¥35 million

(Note) In its audit contracts with its accounting auditors, the Company has not established separate categories for audit fees in accordance with the Commercial Code and with the Securities Exchange Law. As the categorization is not possible in a substantive manner, the figure shown in c) above is a total of these two fees.

11. Important fact concerning the state of the Company which occurred after the date of the settlement of accounts:

(1) Conclusion of a basic agreement with livedoor Co., Ltd.

With the aim of making affiliate Nippon Broadcasting a wholly owned subsidiary and at the same time establishing a business tie-up with livedoor Co., Ltd., the Board of Directors of the Company at a meeting convened on April 18, 2005 reached a basic agreement with livedoor to purchase 100% of the outstanding shares of livedoor Partners Co., Ltd., a wholly owned subsidiary of livedoor and thus acquire that company and also underwrite a capital increase through third-party share allocation by livedoor. Details of the basic agreement are provided below:

(Note) livedoor Partners is a wholly owned subsidiary of livedoor Financial Holdings Co. Ltd., a wholly owned subsidiary of livedoor, which holds 32.4% (10,627,410 shares) of Nippon Broadcasting's total shares outstanding (32,800,000 shares).

a) Acquisition of livedoor Partners via transfer of all livedoor Partners' shares to Fuji Television

Main businesses:	Investment businesses (Headquarters: Minato-ku, Tokyo,: Representative: Takafumi Horie; Paid-in capital: ¥10 million)
Selling entity:	livedoor Financial Holdings Co., Ltd.
Total purchase price:	¥67,000 million (Scheduled. The Company has also agreed to purchase or repay all loans made to livedoor Partners by livedoor and its subsidiaries)
Share transfer date:	May 23, 2005

b) Underwriting of a third-party share allocation to be implemented by livedoor

Number of shares to be allocated:	133,740,000 shares (common stock)
Capital stake after the capital increase:	12.75% (Based on 915,322,809.53 shares outstanding as of April 15, 2005 plus the number of shares to be allocated as shown above)
Total amount underwritten:	¥44,000 million (¥329 per share)
Payment date:	May 23, 2005

(2) Basic agreement to make Nippon Broadcasting a wholly owned subsidiary of the Company

The Company and Nippon Broadcasting at their respective meetings of the boards of directors convened on April 18, 2005 agreed to conclude a basic agreement to make Nippon Broadcasting a wholly owned subsidiary of the Company, on the assumption that the Company will own 68.87% (22,588,424 shares), including shares held by livedoor Partners, of the 32,800,000 Nippon Broadcasting shares outstanding following the acquisition of livedoor Partners described in (1) a) above.

In making Nippon Broadcasting a wholly owned subsidiary of the Company, both companies plan on September 1, 2005 to implement a simplified share exchange through a cash-out merger, which is a support measure under the Law on Special Measures for Industrial Revitalization (hereinafter the "Industrial Revitalization Law"), premised on approval under that law. The amount of money to be delivered to Nippon Broadcasting's shareholders through this share exchange is scheduled to be ¥6,300 per share, and the total funds to be spent by the Group in this share exchange and the share buybacks to be implemented by Nippon Broadcasting is ¥63,800 million.

(3) Changes to the scope of consolidation following Nippon Broadcasting becoming a subsidiary of the Company

If Nippon Broadcasting becomes a subsidiary of the Company in accordance with (1) and (2) described above, Nippon Broadcasting and its major subsidiary Pony Canyon Inc. are scheduled to convert from being equity-method affiliates to companies included in the scope of consolidation and we plan to change our scope of consolidation to reflect this.

A summaries of the results of Nippon Broadcasting and Pony Canyon for the business year ended March 31, 2005 are shown below:

1) Summary of Nippon Broadcasting's results for the year ended March 31, 2005 (Main business: radio broadcasting)

(Abbreviated balance sheet)

Category	Million yen	Category	Million yen
Current assets	32,967	Current liabilities	3,418
Fixed assets	173,736	Long-term liabilities	61,847
		Total liabilities	65,265
		Shareholders' equity <Paid-in capital>	141,437 <4,150>
Total assets	206,703	Total liabilities and shareholders' equity	206,703

(Abbreviated statement of income)

Category	Million yen
Net sales	29,206
Operating income	291
Recurring profit	1,073
Income before income taxes	249
Net income	167

2) Summary of Pony Canyon's results for the year ended March 31, 2005 (Main business: music and video businesses)

(Abbreviated balance sheet)

Category	Million yen	Category	Million yen
Current assets	26,235	Current liabilities	17,705
Fixed assets	5,475	Long-term liabilities	3,297
		Total liabilities	21,003
		Shareholders' equity <paid-in capital>	10,708 <1,200>
Total Asset	31,711	Total liabilities and shareholders' equity	31,711

(Abbreviated statement of income)

Category	Million yen
Net sales	64,264
Operating income	5,032
Recurring profit	4,879
Income before income taxes	3,519
Net income	2,949

(4) Contract concluded to establish a commitment line through the syndication method

At a meeting convened on May 13, 2005, the Board of Directors of the Company approved the conclusion of a contract to establish a commitment line through the syndication method. The funds will be applied for working capital and to purchase shares of Nippon Broadcasting in order to make that company a subsidiary of the Company.

Arranger:	The Bank of Tokyo-Mitsubishi, Ltd. (Joint Arranger) Mizuho Corporate Bank, Ltd. (Joint Arranger And Bookrunner) Sumitomo Mitsui Banking Corporation (Joint Arranger)
Agent:	The Bank of Tokyo-Mitsubishi, Ltd.
Contract date:	May 18, 2005
Date of contract termination:	May 16, 2006
Maximum limit of contract:	¥90,000 million
Interest rate:	TIBOR + 0.15%
Repayment terms:	To be repaid in full on the repayment date (the Company will select the repayment date from within six months of the start of each loan)

BALANCE SHEET
(As of March 31, 2005)

ASSETS (million yen)

Current assets:	263,480
Cash on hand and in banks receivable	8,975
Trade notes receivable	34,912
Trade accounts receivable	51,212
Marketable securities	131,541
Programs and other products	17,426
Supplies	54
Advance	5,793
Prepaid expenses	1,160
Deferred tax assets	4,636
Beneficial interests in trust	6,675
Other current assets	1,255
Allowance for doubtful accounts	(162)
Fixed assets:	400,787
Tangible fixed assets:	124,665
Buildings	87,391
Structures	1,077
Machinery and equipment	11,627
Aircraft	3
Motor vehicles	145
Tools, furniture and fixtures	2,825
Land	20,239
Construction in progress	1,356
Intangible fixed assets:	27,701
Leasehold rights	14,393
Software	12,919
Other intangible fixed assets	387
Investments and other assets:	248,420
Investment securities	216,640
Investment in subsidiaries' stock	21,466
Investment in other related companies' securities	6,001
Long-term prepaid expenses	350
Other investments and other assets	5,178
Allowance for doubtful accounts	(1,217)
TOTAL ASSETS	664,267

LIABILITIES

Current liabilities:	72,452
Trade notes payable	8,678
Trade accounts payable	22,110
Other accounts payable	11,179
Accrued expenses	7,310
Accrued corporate income taxes, etc.	13,094
Accrued consumption taxes, etc.	357
Advance received	849
Deposit received	3,474
Employees' deposit	3,478
Reserve for returned goods	42
Other current liabilities	1,876
Long-term liabilities:	83,761
Bonds with stock acquisition rights	62,900
Deferred tax liabilities	703
Reserve for employee retirement benefits	18,119
Reserve for officers' retirement gratuities	1,549
Other long-term liabilities	489
TOTAL LIABILITIES	156,213

SHAREHOLDERS' EQUITY

Capital:	114,750
Common stock	114,750
Additional paid-in capital:	142,214
Capital reserves	142,214
Retained earnings:	249,572
Earned surplus reserve	4,385
Voluntary reserve	221,300
General reserve	221,300
Unappropriated retained earnings for the year	23,887
Revaluation difference of stocks:	17,653
Treasury stock:	(16,137)
TOTAL SHAREHOLDERS' EQUITY	508,053
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	664,267

STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		376,039
Operating expenses		
Cost of sales	242,208	
Selling, general and administrative expenses	95,044	337,253
Operating income		**38,785**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	1,524	
Other income	1,275	2,800
Non-operating expenses		
Interest and discounts expenses	98	
New share issuing expenses	30	
Bond issuing expenses	68	
Tender offer expenses		188
Other expenses	1,030	1,415
Recurring profit		**40,170**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	0	
Gain on sale of investment securities	116	116
Special losses:		
Loss on sale of fixed assets	269	
Loss on disposition of fixed assets	390	
Valuation loss of investment securities	1,474	
Loss on sale of memberships, etc.	4	
Valuation loss of memberships, etc.	4	
Transfer to allowance for doubtful accounts of membership deposits	260	2,403
Income before tax for the year		**37,882**
Corporate income, inhabitant and enterprise taxes	17,131	
Adjustment to corporate income taxes, etc.	(-) 1,218	15,912
Net income for the year		**21,970**
Unappropriated retained earnings brought forward from the previous year		3,410
Interim dividends		1,493
Unappropriated retained earnings for the year		**23,887**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

		(yen)
Unappropriated retained earnings for the year:		23,887,021,040
To be appropriated as follows:		
Cash dividends		11,266,796,244
	¥4,400 per share	
Officers' bonuses		98,000,000
(Statutory Auditors' bonuses)		(9,800,000)
General reserve		7,000,000,000
Retained earnings carried forward		5,522,224,796

Note: As of December 10, 2004, ¥1,493,362,440 was paid as interim dividends (¥600 per share).

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 14, 2005

To: The Board of Directors
Fuji Television Network, Incorporated

Shin Nihon & Co.

By Tomohiro Niizato (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 2, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 64th business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2004 to March 31, 2005. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in

respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

The subsequent event mentioned in the business report will have a significant effect on the state of the property and profit and loss of the Company for the following business year or thereafter.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

ASSETS	(million yen)
Current assets:	318,810
Cash on hand and in banks receivable	38,855
Trade notes and trade accounts receivable	98,127
Marketable securities	135,881
Inventories	22,557
Deferred tax assets	6,256
Other current assets	17,311
Allowance for doubtful accounts	(179)
Fixed assets:	362,380
Tangible fixed assets:	127,626
Buildings and structures	89,484
Machinery, equipment and vehicles	13,302
Land	20,340
Construction in progress	1,287
Other tangible fixed assets	3,211
Intangible fixed assets:	43,598
Leasehold rights	14,393
Software	12,839
Adjustment of consolidation	3,774
Other intangible fixed assets	12,590
Investments and other assets:	191,155
Investment securities	176,097
Long-term loans	102
Deferred tax assets	3,614
Other investments and other assets	15,317
Allowance for doubtful accounts	(3,975)
TOTAL ASSETS	681,190

LIABILITIES

Current liabilities:	98,152
Trade notes and trade accounts payable	45,540
Short-term borrowings	2,015
Accrued corporate income taxes, etc.	14,668
Allowance for returned goods	138
Allowance for loss on cancellation of contracts.	16
Other current liabilities	35,772
Long-term liabilities:	93,864
Bonds with stock acquisition rights	63,223
Long-term borrowings	293
Deferred tax liabilities	3,219
Reserve for employee retirement benefits	23,863
Reserve for officers' retirement gratuities	2,880
Other long-term liabilities	383
TOTAL LIABILITIES	192,017

MINORITY INTERESTS

Minority interests:	10,084

SHAREHOLDERS' EQUITY

Common stock:	114,750
Additional paid-in capital:	142,214
Retained earnings:	272,090
Reevaluation differences of land:	2,103
Valuation gain on other securities:	18,545
Foreign exchange adjustment:	(1,236)
Treasury stock:	(69,380)
TOTAL SHAREHOLDERS' EQUITY	479,088
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	681,190

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		476,733
Operating expenses		
Cost of sales	301,561	
Selling, general and administrative expenses	131,591	433,152
Operating income		**45,581**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	1,075	
Equity in earnings of affiliates	657	
Other income	1,303	3,036
Non-operating expenses		
Interest and discounts expenses	123	
Loss on partnership investments		594
New share issuing expenses	94	
Bond issuing expenses	68	
Tender offer expenses	188	
Other expenses	1,069	2,138
Recurring profit		**44,478**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	8	
Gain on sale of investment securities	69	
Others	10	88
Special losses:		
Loss on sale of fixed assets	281	
Loss on disposition of fixed assets	434	
Loss on sale of investment securities	46	
Valuation loss of investment securities	286	
Valuation loss of memberships, etc.	45	
Transfer to allowance for doubtful accounts of membership deposits	281	
Transfer to allowance for doubtful accounts	2,503	
Transfer to allowance for loss on cancellation of contracts	16	
Loss on cancellation of contracts	631	
Others	308	4,837
Income before tax for the year		39,730
Corporate income, inhabitant and enterprise taxes	19,475	
Adjustment to corporate income taxes, etc.	(-) 1,456	18,019
Minority interests		1,134
Net income for the year		**22,845**

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 14, 2005

To: The Board of Directors
Fuji Television Network, Incorporated

Shin Nihon & Co.

By Tomohiro Niizato (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 64th business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2004 to March 31, 2005. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries or consolidated subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned

consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

The subsequent event mentioned in the consolidated financial statements will have a significant effect on the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries for the following business year or thereafter.

There is no such relation of interests between the Company and this firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   2,501,397 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 64th business year

The proposed appropriation of retained earnings is as set forth on page 25 hereof.

With regard to year-end dividends for the business year under review, management proposes to pay a dividend of ¥4,400 per share (or an annual dividend of ¥5,000 per share, including the interim dividend of ¥600 per share already paid), in consideration of the need for internal reserves for strongly promoting the Group's capital and financial strategies in the future and for the distribution of more profits in appreciation of the continued support of the shareholders.

Proposition No. 2: Amendment to the Articles of Incorporation

It is hereby proposed that amendment be made to the existing Articles of Incorporation as described below:

1. Reasons for the amendment:

   (1) To allow management to implement stable and agile capital policies to maintain and increase its enterprise value, it is hereby proposed that the total number of shares authorized to be issued by the Company under Article 5 (Total number of shares to be issued) of the existing Articles of Incorporation be changed from six million shares to nine million shares.

   (2) With regard to the provisions in respect of which resolutions for amendment to the articles of incorporation shall be deemed to have been adopted pursuant to Article 36, paragraph 19 of the Supplementary Provisions to the "Law to Amend Part of the Law Concerning Transfer of Debentures to Rationalize Settlement Relating to Trading in Shares, etc." (2004 Law No. 88) of Japan, it is hereby proposed that required amendment be made to Article 11 (Closing of the register of shareholders and record date) and Article 12 (Time of convocation and voting rights) of the existing Articles of Incorporation.

   (3) To allow management to make speedier management decisions and secure the efficiencies of execution of business, it is hereby proposed that the number of Directors be changed from not more than thirty-five (35), as stipulated in Article 17 (Number) of the existing Articles of Incorporation, to not more than

twenty (20).

(4) To clarify Directors' responsibilities for management and allow management to respond to changes in business conditions more flexibly and swiftly, it is hereby proposed that the term of office of Directors stipulated in Article 19 (Term of office) of the existing Articles of Incorporation be changed from two (2) years to (1) year.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
Chapter II. Shares and Fractional Shares	Chapter II. Shares and Fractional Shares
(Total number of shares to be issued)	(Total number of shares to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be <u>six million (6,000,000)</u> shares; provided, however, that in case shares are cancelled, the number of shares so canceled shall be subtracted from the total number of shares so authorized.	Article 5. The total number of shares authorized to be issued by the Company shall be <u>nine million (9,000,000)</u> shares; provided, however, that in case shares are cancelled, the number of shares so canceled shall be subtracted from the total number of shares so authorized.
(Closing of the register of shareholders and record date)	(Record date)
Article 11. The Company shall <u>suspend any alteration of entries in the register of shareholders from April 1 to April 30 of each year</u>.	Article 11. The Company shall <u>treat the shareholders having voting rights and appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing of accounts.</u>

Existing Articles of Incorporation	Proposed amendment
2. In addition to the foregoing paragraph, the Company may, by resolution of the Board of Directors, suspend any alteration of entries or records in the register of shareholders temporarily for a specified period or fix a record date from time to time as the necessity arises, upon prior public notice.	2. In addition to the foregoing paragraph, the Company may, by resolution of the Board of Directors, fix a record date from time to time as the necessity arises, upon prior public notice.
Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders
(Time of convocation and voting rights)	(Time of convocation)
Article 12. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day next following the date of closing of accounts of each year and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.	Article 12. (Same as existing)
2. The shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders shall be the shareholders having voting rights and appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of the date of closing of accounts of each year.	(To be deleted)
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors
(Number)	(Number)
Article 17. The Company shall have not more than thirty-five (35) Directors.	Article 17. The Company shall have not more than twenty (20) Directors.
(Term of office)	(Term of office)
Article 19. The term of office of Directors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within two (2) years after their assumption of office.	Article 19. The term of office of Directors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.

Existing Articles of Incorporation	Proposed amendment
2. The term of office of a Director elected to fill a vacancy or to increase their number shall expire at such time as the term of office of the other Directors in office shall expire.	2. (Same as existing)

Proposition No. 3: Election of 18 Directors

The term of office of all of the (22) Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 18 Directors be elected.

The candidates for Directors are as set forth below: (Translation omitted)

Proposition No. 4: Election of one Statutory Auditor

To strengthen and improve the auditing system, it is hereby proposed that one more additional Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as set forth below: (Translation omitted)

Proposition No. 5: Granting of retirement gratuities to the retiring Directors

It is hereby proposed that retirement gratuities be granted to Directors Messrs. Kiyoshi Onoe, Hiroshi Oto, Yuji Akuzawa, Masao Sakai, Chihiro Amano, Tsuguya Takeuchi, Shigeaki Hazama, Michiyasu Kawauchi and Akinobu Kamebuchi, nine in all, who will retire at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

- END -

FILE No. 82-5176

(Translation)

June 29, 2005

NOTICE OF RESOLUTIONS OF
THE 64TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 64th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters reported:

1. Report on the business report, balance sheet and statement of income for the 64th business year (from April 1, 2004 to March 31, 2005)

2. Report on the consolidated balance sheet and consolidated statement of income for the 64th business year (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 64th

business year by the account auditors and the Board of Statutory Auditors

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 64th business year

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥4,400 per share (or an annual dividend of ¥5,000 per share, including an interim dividend of ¥600).

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of 18 Directors

The proposition was approved and adopted as proposed. Messrs. Hisashi Hieda, Koichi Murakami, Ryosuke Yokoi, Yuji Itoyama, Masaki Miyauchi, Koh Toyoda, Yoshiaki Yamada, Shuji Kano, Isao Matsuoka, Shigeki Sato, Nobushige Wakamatsu, Yoshio Dema and Takafumi Beppu, 13 in all, were reelected as Directors and Messrs. Hideaki Ota, Masaki Obitsu, Masumi Uchibori, Toyochika Akibo and Takehiko Kiyohara, five in all, were newly elected as Directors and assumed office.

Proposition No. 4: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Kiyoshi Onoe was elected as Statutory Auditor and assumed office.

Proposition No. 5: Granting of retirement gratuities to the retiring Directors

It was approved and adopted as proposed that retirement gratuities be granted to the retiring Directors Messrs. Kiyoshi Onoe, Hiroshi Oto, Yuji Akuzawa, Masao Sakai, Chihiro Amano, Tsuguya Takeuchi, Shigeaki Hazama, Michiyasu Kawauchi and Akinobu Kamebuchi, nine in all, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the

Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

- END -

- - - - -

Election of Directors

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed the respective offices:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Yuji Itoyama
Executive Managing Director:	Masaki Miyauchi
Executive Managing Director:	Koh Toyoda
Executive Managing Director:	Yoshiaki Yamada

- E N D -

Payment of dividends for the 64th business year

We enclose herewith a "Notice of Payment by Postal Transfer" and recommend that the payment of dividends for the 64th business year be received during the payment handling period (from June 30, 2005 to July 29, 2005) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends" and a "Confirmation of Account to Receive Dividends" separately sent.

FILE No. 82-5176

(Translation)

June 27, 2005

Dear Sirs:

Name of the company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact: Kazunobu Iijima
Executive Officer and General
Manager of Corporate Planning Dept.
Tel: 03-5500-8888 (Key)

Notice of delisting of the shares of Nippon Broadcasting System, Incorporated

It is hereby notified that a decision has been made to delist the shares of Nippon Broadcasting System, Incorporated, a subsidiary of Fuji Television Network, Inc., as they have met the "standard for delisting of shares" stipulated by Tokyo Stock Exchange, as described in the attachment hereto.

<Attached material>

- "Notice of delisting of the shares of the Company" by Nippon Broadcasting System, Incorporated

- END -

(Translation)

Attached material

June 27, 2005

Dear Sirs:

Name of the company: Nippon Broadcasting System, Incorporated
Representative: Yutaka Isohara
President and Representative Director
(Code No. 4660, 2nd section of Tokyo Stock Exchange)
Person to contact: Shutoku Sanada
General Manager of Administrative Dept.
Tel: 03-3287-1111

Notice of delisting of the shares of the Company

It is hereby notified that a decision was made today to delist the shares of Nippon Broadcasting System, Incorporated (the "Company"), as they have met the "standard for delisting of shares" stipulated by Tokyo Stock Exchange, as described below:

Description

1. Background of the shares of the Company meeting the standard for delisting

The Company, at the meeting of its Board of Directors held on January 17, 2005, agreed to a take-over bid of its shares by Fuji Television Network, Incorporated (the "Fuji TV"), which intended to make the Company its wholly owned subsidiary for the purpose of the selection and concentration of management resources of Fuji Sankei Group with Fuji TV and the Company at the core. As a result of the take-over bid, Fuji TV acquired 7,896,354 shares of the Company and its shareholding totaled 11,961,014 shares.

The shareholding ratio of the ten largest shareholders of the Company, including Fuji TV, was 96.1% as of March 31, 2005.

As stipulated in the standard for delisting of shares by Tokyo Stock Exchange, the shareholding ratio of a limited number of shareholders exceeding 90% of the number of listed shares meets such standard for delisting.

Accordingly, since May 24, 2005, the shares of the Company have been placed in a supervised post by Tokyo Stock Exchange as they threaten to be delisted according to the said standard. With the securities report filed by the Company today, its shares were confirmed to meet the standard for delisting and decided for delisting thereof by Tokyo Stock Exchange.

2. Future prospect

As a result of the decision made by Tokyo Stock Exchange today to delist the shares of the Company, they will be placed in a liquidation post for one month as from tomorrow and thereafter be delisted.

The shares will be as eligible for trading while placed in a liquidation post as heretofore.

<Schedule >

June 27, 2005 (Monday)	Decision for delisting
June 28, 2005 (Tuesday)	Commencement of trading in a liquidation post
July 27, 2005 (Wednesday)	Final day for trading on Tokyo Stock Exchange
July 28, 2005 (Thursday)	Date for delisting

- END -

FILE No. 82-5176

(Translation)

June 30, 2005

Dear Sirs:

Name of the company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)	
Person to contact:	Kazunobu Iijima Senior Executive Officer and General Manager of General Coordinate Dept. Tel: 03-5500-8888 (Key)

Notice of termination of loan for consumption of the Company's shares between Nippon Broadcasting System, Incorporated and SOFTBANK INVESTMENT CORPORATION

It is hereby notified that Nippon Broadcasting System, Incorporated, a subsidiary of Fuji Television Network, Inc. (the "Company"), and SOFTBANK INVESTMENT CORPORATION today agreed on the termination of the agreement of stock loan for consumption executed as of March 24, 2005 and completed the return of the share certificates on loan, as described in the attachment hereto.

<Attached material>

- "Notice of termination of loan for consumption of the shares of Fuji Television Network, Incorporated" by Nippon Broadcasting System, Incorporated and SOFTBANK INVESTMENT CORPORATION

-END-

(Translation)

Attached material

June 30, 2005

Dear Sirs:

Name of the company:	Nippon Broadcasting System, Incorporated
Representative:	Yutaka Isohara President and Representative Director

(Code No. 4660, 2nd section of Tokyo Stock Exchange)

Person to contact:	Shutoku Sanada General Manager of Administrative Dept. Tel: 03-3287-1111

Name of the company:	SOFTBANK INVESTMENT CORPORTION
Representative:	Yoshitaka Kitao, Representative Director and CEO

(Code No. 8473, 1st sections of Tokyo Stock Exchange and Osaka Securities Exchange)

Person to contact:	Kenji Hirai Director and CFO Tel: 03-6229-0100 (Key)

Notice of termination of loan for consumption of the shares of Fuji Television Network, Incorporated

It is hereby notified that Nippon Broadcasting System, Incorporated (head office: Chiyoda-ku, Tokyo, representative: Yutaka Isohara, hereinafter "Nippon Broadcasting") and SOFTBANK INVESTMENT CORPORATION (head office: Minato-ku, Tokyo, representative: Yoshitaka Kitao, hereinafter "SBI") today agreed on the termination of the agreement of stock loan for consumption executed as of March 24, 2005 and completed the return of the share certificates on loan, as described below:

Description

1. Agreement of stock loan for consumption

(1) Execution date: March 24, 2005

(2) Shares on loan: 353,704 shares of Fuji Television Network, Inc.

(3) Loaner: Nippon Broadcasting System, Incorporated

(4) Loanee: SOFTBANK INVESTMENT CORPORATION

(5) Period of loan: March 24, 2005 to April 1, 2010

2. Termination of the agreement of stock loan for consumption

Nippon Broadcasting and SBI today agreed on the termination of the said agreement of stock loan for consumption and completed the return of the share certificates on loan.

3. Future prospect

As publicized on March 24, 2005, SBI, Nippon Broadcasting and Fuji Television Network Incorporated (head office: Minato-ku, Tokyo, representative: Koichi Murakami, hereinafter "Fuji TV") jointly established "SBI BB Media Investment Business Limited Liability Partnership (or "SBI BB Media Fund")".

By integrating the SBI Group's business know-how in the telecommunications and Internet areas and its records of the development of venture companies in the areas with Fuji TV's and Nippon Broadcasting's abundant contents, production capabilities, technical capabilities, human resources, etc. in the broadcasting area, the fund is intended to discover and develop potent venture companies in the areas of broadcasting, telecommunications and the Internet to improve investment performances of the fund and contribute to the growth of the industrial areas in which the fund will invest.

The said termination of the agreement of stock loan for consumption will have no effect on management of the fund.

- E N D -

For more information on this press release, please contact:

Nippon Broadcasting System, Incorporated	Administration Dept.	03-3287-1111 (Key)
SOFTBANK INVESTMENT CORPORATION	IR Department	03-6229-0126

FILE No. 82-5176

(Translation)

June 30, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Person to contact:	Osamu Okada General Manager of Finance Dept. Tel: 03-5500-8888 (key)

Notice of Change in Major and Largest Shareholder

Fuji Television Network, Incorporated (the "Company") hereby notifies that a change in its major and largest shareholder occurred as of June 30, 2005, as described below:

Description

1. Reason for the change:

The shares of the Company loaned by Nippon Broadcasting System, Incorporated to SOFTBANK INVESTMENT CORPORATION were returned to Nippon Broadcasting System, Incorporated.

2. Names of the shareholders, etc.:

(1) New major and largest shareholder:

(1)	Name:	Nippon Broadcasting System, Incorporated
(2)	Location of the head office:	9-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
(3)	Representative:	Yutaka Isohara, President and Representative Director
(4)	Major business:	Radio broadcast service

(5) Voting rights held by the shareholder and the ratio thereof to the voting rights of all shareholders:

	Voting Rights (Shareholdings)	Ratio to the Voting Rights of All Shareholders	Shareholder Ranking
Before change (as of March 31, 2005)	0 units (0 shares)	0.00%	-
After change (as of June 30, 2005)	353,704 units (353,704 shares)	14.14%	No. 1

* Number of shares excluded from the total number of issued shares as not having voting rights as of March 31, 2005: 118,877.51 shares
* Number of issued shares as of March 31, 2005: 2,620,306.51 shares

(2) Previous major and largest shareholder:

(1) Name: SOFTBANK INVESTMENT CORPORTION

(2) Location of the head office: 6-1, Roppongi 1-chome, Minato-ku, Tokyo

(3) Representative: Yoshitaka Kitao, Representative Director and CEO

(4) Major business: Total financial services with the core business of asset management brokerage investment banking

(5) Voting rights held by the shareholder and the ratio thereof to the voting rights of all shareholders:

	Voting Rights (Shareholdings)	Ratio to the Voting Rights of All Shareholders	Shareholder Ranking
Before change (as of March 31, 2005)	353,704 units (353,704 shares)	14.14%	No. 1
After change (as of June 30, 2005)	0 units (0 shares)	0.00%	-

* Number of shares excluded from the total number of issued shares as not having voting rights as of March 31, 2005: 118,877.51 shares
* Number of issued shares as of March 31, 2005: 2,620,306.51 shares

- End -